

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2024

Lori C. Vaught
Chief Financial Officer
Skyline Bankshares, Inc.
100 Jacksonville Circle
Floyd, Virginia 24091

> **Re: Skyline Bankshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 333-209052**

Dear Lori C. Vaught:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31,2023

Loans, page 36

1. We note your disclosure on page 77 that the owner occupied or non-owner occupied commercial real estate ("CRE") loans include loans are secured by office buildings and complexes, warehouses, manufacturing facilities, retail facilities and other commercial and industrial properties, among others. Please revise your disclosures, in future filings, to quantify the amount of owner occupied and non-owner occupied CRE, as well as to provide further disaggregation into the composition of your owner occupied and non-owner occupied CRE loan portfolio by type (e.g., by office, warehouse, retail, manufacturing, etc.) and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor's understanding of your commercial real estate loan portfolio

2. In addition, please revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management, to the extent applicable, for your commercial real estate lending in response to the current environment.

Table 7. Maturity Schedule of Loans, as of December 31, 2023, page 37

3.   We note your tabular disclosure of loan maturity information for your Real Estate loans as of December 31, 2023. Please revise your disclosures, in future filings, to present loan maturity information for each loan category (e.g., Construction & Development, Farmland, Residential, Commercial Mortgage, etc.) for which disclosure is required in the financial statements. Refer to Item 1404(a) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarmad Makhdoom at 202-551-5776 or Marc Thomas at 202-551-3452 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance